Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Battle Mountain Gold Company
                                                      Commission File No. 1-9666


[SLIDES PRESENTED BY THE MANAGEMENT OF NEWMONT MINGING CORPORATION AND BATTLE MOUNTAIN GOLD COMPANY]



                     AUSTRALIAN/SOUTHEAST ASIAN PROPERTIES

VERA/NANCY
----------

     Gold Reserves              440,000 ozs

     E2000 Production           115,000 ozs

     E2000 Total Cash Cost      $120/oz

LIHIR
-----

     9.7% Interest



                          [ON-SITE GRAPHIC WITH CAPTION
                            "Vera/Nancy - 50% owned"]





                                                                         Newmont

                                 PHOENIX PROJECT

Historic Mining District Dating From 1860s


518,000 Feet Drilled Since 1996

Gold Reserves: 5.7 million ozs @ 0.038 opt
               Significant Upside Potential

Copper Reserves: 430 million pounds @ 0.16%





                                                                         Newmont

                                PHOENIX PROJECT


                    [COPPER CANYON GRAPHIC NOTING LOCATION OF
            FORTITUDE PIT, COPPER BASIN AND TOWN OF BATTLE MOUNTAIN]







                                                                         Newmont

                          PHOENIX PROJECT LOCATION MAP


         [LOCATION MAP GRAPHIC IDENTIFYING NEWMONT CHECKERBOARD PROPERTY AND NOTING LOCATION OF TWIN CREEKS, LONE TREE, TRENTON CANYON,
          PHOENIX, DEEP POST, DEEP STAR, GOLD QUARRY AND MULE CANYON]






                                                                         Newmont

                                PHOENIX SYNERGIES

Mining Rate - 40 - 45 mm tons/yr
              12 Haul Trucks                    From Mesquite &
               2 Shovels                        Mule Canyon
               2 Drills                         Saves $25 - 30 mm Capital
               7 Support Equipment

Autoclave + SX-EW vs. SART + Smelting           Saves $25/oz,
Nevada Procurement and Centralization           or $10mm/yr LOM


Higher Recoveries vs. Smelter Returns
               Gold =   98.0% vs. 94.5%
               Silver = 75.0% vs. 90.5%
               Copper = 96.0% vs. 95.0%




                                                                         Newmont

                          PHOENIX/LONE TREE INTEGRATION


                          [TECHNICAL DRAWING OF INTEGRATION]





                                                                         Newmont

                    PHOENIX PRODUCTION AND CAPITAL STATISTICS

Average Annual Production
          Gold:                 390,000 ozs
          Silver:               1,350,000 ozs
          Copper:               27,500,000 lbs

Average Cash Costs
          $140/oz               Initial Years
          $150/oz               13 Years LOM

Capital Cost - $200 million

Construction                    July, 2001
Leach Production                January, 2002
Mill Production                 January, 2003





                                                                         Newmont

                            DRIVING LOWER CASH COSTS


                                            PRO FORMA
                                            ---------
                                     (dollars per equity oz)

                                1999            2001            2003
                                ----            ----            ----

Nevada Cash Cost                211            < 210           < 205


Total Newmont Cash Cost         173            < 170           ~ 165







                                                                         Newmont

                             THE MERGER TRANSACTION


     NEM                BMG EXCHANGE            NEM POST-MERGER
     ---                ------------            ---------------

168 mm shares   +       24.2 mm shares  =       192.2 mm shares


BMG Canadian Exchangeable Shares Converted to NEM Common


BMG 2.3 mm Shares Convertible Preferred Stock Assumed






                                                                         Newmont

                           NEM & BMG CAPITAL STRUCTURE


                                NEM          BMG          NEM POST-MERGER
                                   (3/31/00)

Total Debt                   $1,123          199                $1,322
Cash and Equivalents           (91)         (62)                 (153)
Lihir Market Value (6/00)                   (32)                  (32)
                             ------      -------               -------
     Net Debt                $1,032          105                 1,137


Minority Interest               137            6                   143

Shareholders' Equity(1)       1,458           97                 1,555
                            -------      -------               -------

Total Debt and Equity        $2,627         $208                $2,835
                           ========      =======               =======

Net Debt/Capital                39%          51%                   40%

(1) Includes BMG Convertible Preferred Stock




                                                                         Newmont

                              ANNUAL CASH SYNERGIES


Phoenix Operating Costs                 $10 mm

Gold Medal Performance                    5

Reduced G & A, Exploration,
 and Interest Expenses                   15
                                         --
                                        $30 mm



                                                                         Newmont

                              SHAREHOLDER BENEFITS

     Stronger, More Liquid Company

     66.5 mm ozs Reserves

     5.4 mm ozs Production

     Growth and Higher Returns From Phoenix

     Nevada Synergies

     Reduced Political Risk

     Base for Further Consolidation




                                                                         Newmont

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

These materials include forward-looking information and statements about Newmont Mining Corporation, Battle Mountain Gold Company and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in these materials are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont and Battle Mountain, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by Newmont and Battle Mountain; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the merger, the value of the merger consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transaction; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Battle Mountain in connection with the proposed merger, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of these materials with the SEC. Newmont and Battle Mountain will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Newmont may be obtained free of charge by contacting Newmont Mining Corporation, 1700 Lincoln Street, Denver, CO 80203, (303) 863-7414. Documents filed with the SEC by Battle Mountain will be available free of charge by contacting Battle Mountain Gold Company, 333 Clay Street, 42nd Floor, Houston, Texas 77002, (713) 650-6400. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

                           ENHANCING GLOBAL DIVERSITY

                   66.5 mm ozs of Gold Reserves in 8 Countries



        [GLOBAL MAP GRAPHIC PINPOINTING THE FOLLOWING LOCATIONS AND DATA]


NEM Properties
--------------

Newmont Nevada      28.0
Mesquite             0.5
La Herradura         0.7
Minera Yanacocha    16.9
Zarafshan            3.0
Minahasa             1.1
Batu Hijau           6.4


BMG Properties
--------------

Holloway             0.8
Phoenix              5.7
Kori Kollo           1.8
Golden Giant         1.7
Lihir
Vera/Nancy           0.4




                                                                         Newmont

                           NEWMONT + BATTLE MOUNTAIN =



                                    Strength
                                       /\
                                      /  \
                                     /    \
                                    /      \
                                   /        \
                                  /          \
                                 /            \
                                /              \
                               /  Shareholder   \
                              /      Value       \
                             /____________________\
                    Synergies                      Strategic Fit






                                                                         Newmont

                                 THE TRANSACTION

     Negotiated Transaction

     Exchange Ratio 0.105 NEM Share for Each Share of BMG

     Pooling of Interests


NEM SHAREHOLDERS                          BMG SHAREHOLDERS
----------------                          ----------------

9.9 mm ozs Reserves                       Premium Over Market

760,000 ozs Low-Cost Annual Production    13% of Stronger, More Liquid Company

Highly Prospective Phoenix Project





                                                                         Newmont

                    NEWMONT'S STRATEGY FOR SHAREHOLDER VALUE


     Build on World Class Mining Districts

     Grow Through Exploration, Technology

          & Synergistic Acquisitions

     Commitment to Low-Cost Operations

     Preserve Maximum Leverage to Gold Price

     ALL ADVANCED BY BATTLE MOUNTAIN




                                                                         Newmont

                               NEM + BMG = STRENGTH


+ 17% in Reserves to 66.5 mm ozs

          3rd Largest in the World

+ 15% in Production to 5.4 mm ozs

          2nd Largest in the World

Reduces Total Cash Costs Per Ounce

Increases Cash Flow with Phoenix






                                                                         Newmont

                            NEM + BMG = STRATEGIC FIT


Optimizes Nevada Assets

Strengthens North American Reserve Base


                  [TWO PIE CHARTS DEPICTING THE FOLLOWING DATA]



                       North       Latin
                      America     America      Other

Newmont Today           52%         30%         18%
Newmont Post-Merger     56%         27%         17%




                                                                         Newmont

                              NEM + BMG = SYNERGIES



Nevada Operations           \               /   $30 mm in Sustainable Annual
                             |             |     Cash Savings
G&A                          |             |
                             |             |
Exploration                  |-     =     -|
                             |             |
Purchasing                   |             |    Accretive to NEM Shareholders
                             |             |     in Earnings, NAV and Cash Flow
Gold Medal Performance      /               \


                     Maintains Leverage to Rising Gold Price





                                                                         Newmont

                      CONSOLIDATION: AN INDUSTRY IMPERATIVE


     Investment / Production Discipline

     Marketing Support

     Managerial & Geographic Depth

     Investor Visibility / Liquidity



                                                                         Newmont